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Bree F. Archambault
Direct Phone:  +1 215 851 8140
 Email:  barchambault@reedsmith.com

November 7, 2016

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Attn:   Scott Anderegg and
           Mara Ransom, Assistant Director

Re:   The York Water Company
Form 10-K for the fiscal year ended December 31, 2015
File Date:  March 8, 2016
Definitive Proxy Statement on Schedule 14A
File Date:  March 18, 2016
File No. 001-34245

Dear Mr. Anderegg and Ms. Ransom:

On behalf of our client, The York Water Company, we submit this letter in response to your comment received on October 27, 2016 with respect to the above-referenced filing.

For your convenience, we have set forth the comment in italicized typeface and included the response below the comment.

Form 10-K for the fiscal year ended December 31, 2015

Item 11.   Executive Compensation

1. With respect to the Summary Compensation Table incorporated into the Form 10-K from the Proxy Statement:  Please revise to provide additional disclosure regarding the reason for the material decrease in Pension Value and Non-Qualified Deferred Compensation amounts between 2014 and 2015.

Response: The York Water Company proposes to modify footnote 1 below the Summary Compensation Table in the Proxy Statement by inserting the underlined language in future filings as long as applicable as follows:

(1)
Amounts presented represent the sum of the change in the actuarial present value of the named executive officer's accumulated benefit under the Company's defined benefit pension plan and the change in the present value of the named executive officer's benefit under the Company's supplemental executive retirement plan.  The change in pension value and non-qualified deferred compensation was substantially lower in 2015 than in 2014 due to an increase in the discount rate used to calculate the present value. The discount rate increased to 4.2% in 2015 from 3.8% in 2014.  When the discount rate increases, the present value of the pension and non-qualified deferred compensation liability decreases. In addition, an adjusted mortality table and improvement scale were adopted in 2015 to reflect two additional years of data from the Social Security Administration, and included rates generally lower than assumed in the prior year mortality table and improvement scale. The change in pension value for 2013 was omitted for some of our named executive officers due to an increase in the discount rate causing the changes to be negative.  In 2013, Mr. Hines' change in pension value was ($66,179), Ms. Miller's was ($15,672), and Mr. McIntosh's was ($7,042).  No above-market or preferential earnings are paid on deferred compensation.

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Please do not hesitate to contact the undersigned at 215.851.8140 if you should have any questions or comments with regard to this response.

Sincerely,

/s/Bree Archambault
Bree Archambault

cc: Jeffrey R. Hines
Kathleen M. Miller